UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25

NOTIFICATION OF LATE FILING



SEC FILE NUMBER         333-125734-03


CUSIP NUMBER



(Check one)

( X) Form 10-K

(  ) Form 20-F

(  ) Form 11-K

(  ) Form 10-Q

(  ) Form 10-D

(  ) Form N-SAR

(  ) Form N-CSR


For Period Ended:       December 31, 2006


(  ) Transition Report on Form 10-K

(  ) Transition Report on Form 20-F

(  ) Transition Report on Form 11-K

(  ) Transition Report on Form 10-Q

(  ) Transition Report on Form N-SAR


For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

A) For People's Choice Home Loan, Inc.:
        (i) its annual statement of compliance relating to the 2006 reporting period,
        (ii) its assessment of compliance for the 2006 reporting period and
        (iii) the related attestation report

B) Sarbanes Oxley Certification for the Depositor

C) Signatures of Depositor for the Form 10K itself



PART I - REGISTRANT INFORMATION

People's Choice Home Loan Securities Corp.
(Full Name of Registrant)

N/A
(Former Name if Applicable)


c/o Wells Fargo bank, N.A.
9062 Old Annapolis Road
(Address of Principal Executive Office) (Street and Number)


Columbia, MD    21045
(City, State and Zip Code)



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar
 (   )      day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.



PART III - NARRATIVE

A complete Annual Report on Form 10-K for the 2006 reporting period for People's Choice Home Loan Securities Corp., the registrant ("PCHLSC"), relating to the People's Financial Realty Mortgage Securities Trust, Series 2006-1 Mortgage Pass-Through Certificates, Series 2006-1 (the "Transaction") could not be filed within the prescribed time period because the above-mentioned portions of such filing were not received by the filing deadline. On March 20, 2007, People's Choice Home Loan, Inc. ("PCHL"), the Seller and Subservicer for the Transaction, along with People's Choice Financial Corporation and People's Choice Funding, Inc., affiliates of PCHL, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Central District of California. As a result of such bankruptcy filing, PCHL failed to deliver to Wells Fargo Bank, N.A. as securities administrator, the preparer of the Form 10-K for the Transaction, (i) its annual statement of compliance relating to the 2006 reporting period, (ii) its assessment of compliance for the 2006 reporting period and (iii) the related attestation report. In addition, PCHLSC, the registrant, (a) failed to sign the Form 10-K and (b) failed to deliver the certification required by Rule 15d-14(d) of the Securities Exchange Act of 1934 (17 CFR 240.15d-14(d)) and as further described under Item 601(b)(31)(ii) of Regulation S-K. Such failure is attributed to the above-described bankruptcy filing. These missing items could not be retrieved by Wells Fargo bank, N.A., as securities administrator under the Transaction without unreasonable effort or expense.



(Attach Extra Sheets if Needed)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Elisabeth A. Brewster
(Name)


410
(Area Code)


884-2000
(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( ) Yes ( ) No Unable to answer on behalf of the registrant

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (   )Yes (  ) No
        Unable to answer on behalf of the registrant

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



People's Choice Home Loan Securities Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


April 3, 2007
(Date)



/s/ Elisabeth A. Brewster
(By) Elisabeth A. Brewster, Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.